Strasbaugh
825 Buckley Road
San Luis Obispo, CA 93401

September 8, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Re:   Strasbaugh
Amendment No. 3 to Schedule TO
File No. 5-48009

Dear Sirs:

This is to acknowledge, on behalf of Strasbaugh, a California corporation (the “Company”), with respect to the Schedule TO filed by the Company, and all amendments thereto, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Richard Nance Richard Nance Executive Vice President and Chief Financial Officer